UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

National Securities Market Commission
Markets Area. Directorate of Supervision.
C/Edison 4
28006 - Madrid

Seville, June, 2, 2014

Dear Sirs,

In accordance with Article 82 of Law 24/1988 on the securities market, Abengoa, S.A. (the “Company” or “Abengoa”) hereby informs the National Securities Market Commission of the following

Significant Event

Approval by the Board of Directors of Related Party Protocol between the Company and Abengoa Yield plc

On May 26, 2014, the Company’s Board of Directors approved a protocol for authorizing and supervising related party transactions (the “Protocol”) between Abengoa, S.A. and Abengoa Yield plc (“YieldCo”) in connection with the anticipated initial public offering of YieldCo’s ordinary shares on Form F-1 (Registration No. 333-194970). The purpose of the Protocol is to govern the procedure for authorizing and supervising the execution and implementation of transactions to transfer assets or provide services that are agreed between the Company and Yieldco, as well as any other commercial or operational relations that may exist between the Company and YieldCo, both directly and indirectly via companies within their respective groups, as related parties, on the basis of the principles of protecting the corporate interest and the minority shareholders of both parties. The full text of the Protocol is included herein as Exhibit.

1

Miguel Ángel Jiménez-Velasco Mazarío

General Secretary

2

Protocol for Authorizing and Supervising related Transactions

Between Abengoa, S.A.and Abengoa Yield plc.

Approved by the Board of Directors of Abengoa, S.A. based on the proposal by its

Audit Committee on

May, 26, 2014

Preamble

The Protocol for authorizing and supervising related transactions between Abengoa, S.A. and Abengoa Yield plc. (the “Protocol”), which forms part of the internal  regulations on corporate governance of Abengoa, S.A. (“Abengoa”), implements the  provisions of the Internal Regulations of Abengoa’s Audit Committee and is intended to  govern the procedure for exclusively authorizing and supervising the execution and  implementation of transactions that are agreed between Abengoa and Abengoa Yield  plc. (“Yield”), as related parties.

Article 1. Objective and subjective scopes of the Protocol

1.1          Objective scope

The purpose of this Protocol is to govern the procedure for authorizing and  supervising the execution and implementation of transactions to transfer assets or  provide services that are agreed between Abengoa and Yield, as well as any other  commercial or operational relations that may exist between Abengoa and Yield,  both directly and indirectly via companies within their respective groups, as related  parties, on the basis of the principles of protecting the corporate interest and the  nminority shareholders of both parties (“Related Transactions”).

1.2          Subjective scope

This Protocol seeks to ensure the integrity of relations not only between Abengoa  and Yield, but also between the companies of the corporate groups that are  headed by Abengoa and Yield.

For the purposes of this Protocol (unless it is otherwise clear from the context):

“Abengoa” refers to Abengoa and all those companies that are controlled by it in  accordance with International Financial Reporting Standards; and  “Yield” refers to Yield and all those companies that are controlled by Yield in  accordance with International Financial Reporting Standards.

Article 2. Term

This Protocol shall come into effect from the date of its approval and shall apply while

Abengoa holds a position of special relevance in the share capital of Yield, and  specifically until its holding has been reduced below the threshold of 50% and/or  Abengoa losses the control over Yield as established in the commercial law.

Termination of this Protocol shall not necessarily result in cancellation of the remaining  agreements between Abengoa and Yield, or the companies of their respective groups,  which shall be terminated or shall continue to be valid according to their own terms  and conditions.

Article 3. Responsibilities of the Audit Committee in relation to authorization of related transactions

All transactions between Abengoa and Yield included within the scope of application of this regulation, under the terms defined in Article 1.1, must have a favorable report  from the Audit Committee prior to being submitted to the Board of Directors, and  which establishes the following aspects:

(a) The opportunity and suitability of the transaction for Abengoa.

(b) The conditions of all the agreements, regardless of their nature, that have been  signed between Abengoa and Yield in order to formalize or implement a Related  Transaction, directly or indirectly via the companies of their respective groups.  In general, and except for specific justifying circumstances, the agreements  through which Abengoa and Yield agree to undertake a Related Transaction shall  be documented in writing in one or several contracts that shall detail the terms  and conditions applicable to the transaction in question or to the service being  provided.

(c) The essential elements (price, term and subject) of the aforementioned  agreements, which must have been determined based on free-market criteria, so  that the freedom of either party to contract is not perceived to have been biased  by any type of external influences and complies with the applicable prevailing  regulations in relation to related transactions at any given time.

(d) That the Related Transaction is carried out or performed by the party that is  required to do so, directly or indirectly via the companies of its group, under  market conditions, meaning that the recipient party shall not benefit from financial  or any other conditions that are significantly more favorable than those that would  be accepted by a third-party under substantially equivalent conditions or that  could represent favorable treatment due to its status as a highly related party.

(e) The appropriateness of providing Yield with any type of confidential information,  ensuring that this information is effectively necessary to implement the agreement  in question and that the necessary measures have been taken to safeguard the  confidentiality of the information before it is disclosed.

(f) That Related Transactions authorized by the corporate bodies of Yield have been  approved with the abstention of the directors of Yield that, if appropriate, may  have been appointed at Abengoa’s request.

In exercising the responsibilities attributed to it by this Protocol, Abengoa’s Audit  Committee shall perform the necessary checks and shall request Abengoa and/or Yield  to provide the information it deems appropriate. In particular, the Audit Committee shall request a report from Abengoa’s internal services on the circumstances referred to in sections (a) to (f) of Article ¡Error! No se encuentra el origen de la referencia., which  the Audit Committee must use as the basis for issuing its own report.

For the purposes of approving the report referred to in this clause, any member of the  Audit Committee that is also a shareholder director representing Abengoa in Yield shall  abstain from voting.

Article 4. Authorization by Abengoa’s Board of Directors of Related Transactions

All Related Transactions between Abengoa and Yield must be authorized by Abengoa’s Board of Directors, following receipt of the report from its Audit Committee referred to Article 3 of this Protocol.

All Related Transactions that simultaneously comply with the following three conditions  shall be exempt from the need to be authorized by the Board of Directors, as well as  from the report by the Audit Committee:

(a) That are carried out under agreements with standardized conditions and that are  applied in a generalized way, as appropriate;  (b) That are carried out at established rates or prices, which in general are set by the  entity acting as the supplier of the good or service; and  (c) That their quantity does not exceed 2% of Abengoa’s consolidated revenues  according to the audited financial statements from the last year to have been  closed prior to the date of the transaction in question.  For transactions within the ordinary course of the company’s business, which are habitual or recurrent in nature, a single authorization will suffice, which may refer to the line of transactions and their terms and conditions.

Members of Abengoa’s Board of Directors that are also shareholder directors  representing Abengoa in Yield, shall abstain from participating in any way in the  adoption of any corporate decision related to a Related Transaction (both in Abengoa’s  Board of Directors and in their role as members of the Board or equivalent  administrative body in Yield), in order to ensure that the objectivity and independence  of the decisions made by Abengoa’s Board of Directors (and Yield’s) are not affected or  potentially influenced by third-party interests outside of Abengoa (or Yield). This rule shall also apply to any member of Abengoa’s Board of Directors that forms part of the administrative bodies of companies integrated into any of the respective corporate groups headed by Abengoa or Yield, with regard to decisions associated with Related Transactions.

The aforementioned obligation to abstain affects both participation in discussions as well as voting, irrespective of whether these occur on a personal level or due to  positions of representation.

Article 5. Supervision of execution and implementation of Related Transactions

The powers of supervision of the execution and implementation of Related Transactions that take place between Abengoa and Yield that are subject to these regulations shall be the responsibility of Abengoa’s Audit Committee, with the abstention of those members that may be shareholder directors representing Abengoa in Yield.  In particular, and in accordance with the above paragraph, Abengoa’s Audit Committee shall be responsible for informing the Board of Directors of the following:

(a) Periodically reporting on compliance of the most important agreements signed  between Abengoa and Yield, at the request of the Board of Directors.

(b) Inform the Board, prior to any proposal to modify any agreement signed between Abengoa and Yield, as well as proposals for transactions intended to resolve potential disagreements that may arise between Abengoa and Yield relating to the aforementioned agreements.

(c) Inform the Board, in advance, of the half-yearly information and the information  included in Abengoa’s annual corporate governance report, in relation to Related  Transactions between Abengoa and Yield.

(d) Prepare recommendations and proposals for improvements within the framework of its responsibilities.

Article 6. Confidentiality

In particular, Abengoa’s Audit Committee shall ensure that the information sent or received by Yield associated with a Related Transaction is solely and exclusively used to achieve the objectives and purposes for which it has been granted. When appropriate, this information shall be confidential, and shall remain confidential subject to (i) the provisions of Abengoa’s Internal Code of Conduct on Matters Relating to the Stock Market and Policy on the Use of Relevant Information, and (ii) the applicable prevailing legislation in relation to privileged information at any given time, verifying that it is diligently safeguarded and is not disclosed to any third party without the consent of Yield.

The foregoing is without prejudice to the exceptions that may arise under the applicable legislation with regards to the obligation of confidentiality, and especially in matters of transparency in relation to this Protocol.

Article 7. Transparency. Market information

Abengoa and Yield shall duly notify the market about transactions carried out between them or between the companies of their respective groups, under the terms established in the applicable regulations at any given time.

Article 8. Transitional scheme

The Audit Committee shall inform the Board of the agreements associated with Related Transactions that, if applicable, may have been signed prior to the approval date of this  Protocol, which will be adapted insofar as this Protocol applies to them, within a period of [three] months from this date. Abengoa’s Audit Committee will supervise the review and adaptation process of pre-existing agreements and will submit the corresponding eport to Abengoa’s Board of Directors.

Article 9. Modification of the terms of the Protocol

Modification of this Protocol will require a prior report from Abengoa’s Audit Committee and its approval by Abengoa’s Board of Directors with a vote in favor by the absolute majority of directors, excluding those that are shareholder directors representing Abengoa in Yield, which shall abstain from participating in the discussions and voting on the corresponding resolution.

Article 10. Interpretation

This Protocol shall be interpreted in accordance with the law, the Company’s bylaws and other internal regulations that apply to Abengoa at any given time and fundamentally in keeping with its spirit and purpose. The Audit Committee and, if applicable, the Board of Directors shall have the authority to resolve any doubts about the interpretation of this Protocol that may arise during its application.

Article 11. Hierarchy and supplementarity

In the event of a discrepancy between this Protocol and the applicable legislation, the Company’s bylaws or Abengoa’s internal regulations, the latter shall take priority over the Protocol.

The regulations of the Board of Directors and the internal regulations governing  Abengoa’s Audit Committee shall apply to all issues not governed by this Protocol.

Article 12. Applicable law

This Protocol shall be governed by Spanish common law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: June 2, 2014